FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2008

(Santiago, Chile, February 24, 2009) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) yesterday announced its consolidated financial results in Chilean GAAP for the fourth quarter which ended December 31, 2008. All figures are expressed in Chilean pesos as of December 31, 2008. Conversions to U.S. dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$636.45 and UF1.00 = Ch$21,452.57 as of December 31, 2008).

Madeco Highlights

  For the fiscal year 2008 (January to December), the Company reported a net income of Ch$97,184 million, higher than the Ch$21,410 million reported for the same period of 2007. The higher profits are explained by the increased non-operating income of Ch$117,949 million, offset by lower operational income1 of Ch$3,671 million and higher charges of income tax, minority interest and others of Ch$38,504 million. From the net income obtained in 2008, Ch$89,565 million were reached as an extraordinary profit due to the sale of the Wire & Cable unit.
  After carrying out successfully the sale of the Wire & Cable unit of Madeco by the end of the third quarter of 2008, the Company and Nexans continue adjusting their differences with respect to the price paid by the French company. Moreover, for these purposes Madeco has left deposits on guarantee (“escrow") of US$37 million in favor of Nexans. Notwithstanding this, the Company believes, supported by its legal and financial advisers, that price adjustments should not have significant effects on the financial statements of the Company.
  By the end of October 2008, the board of directors of the Company accepted the resignation of Mr. Tiberio Dall’Olio as CEO of Madeco. On its replacement, the Board appointed Mr. Cristián Montes, who was serving as CFO of the Company.
  For the fourth quarter of the year, the Company reported a net income of Ch$8,306 million, higher than the Ch$2,355 million reported for the same period of 2007. The non-operating income increased from a charge of Ch$6,221 million to a profit of Ch$20,899 million driven by higher price-level restatement and exchange differences, and higher other non-operating income. On the other hand, operational income1 decreased from Ch$4,724 million to a loss of Ch$1,249 million led by decreased gross income, despite lower selling, general and administrative expenses. Income tax, minority interest and others, increased from a positive balance of Ch$3,852 million to a charge Ch$11,344 million between 4Q07 and 4Q08, due to higher profits obtained this quarter.
  Revenues in 4Q08 decreased by 60.7% compared to 4Q07, reaching Ch$59,757 million, explained by the no-consolidation of the Wire & Cable unit and lower sales of the Brass Mills Unit (decreased by Ch$8,448 million). These effects were counterbalanced by higher sales related to the Flexible Packaging and Profile units (increased by Ch$18,913 million and Ch$415 million, respectively). Sales volumes reached 16,807 tonnes for the period, of them 8,367 tonnes, 1,834 tonnes and 6,606 tonnes were obtained in Chile, Argentina and Peru, respectively.
  Operating income in 4Q08 decreased by Ch$5,973 million compared to 4Q07, reaching a loss of Ch$1,249 million. This reduction was mostly attributable to a lower gross income of Ch$10,055 million (explained by lack of the Wire & Cable unit and to the lower results of the Brass Mills unit), offset by lower selling, general and administrative expenses of Ch$4,082 million (due to sale of the Wire & Cable unit balanced by higher expenses of the Brass Mills and Flexible Packaging units).
  As of the fourth quarter of 2008, cash and cash equivalents amounted to Ch$154,563 million compared to Ch$12,195 million in 4Q07. This is explained by larger net cash flow from investing activities (due to the sale of the Wire & Cable unit) and lower needs to finance working capital.
  In June 2008 the Company paid the schedule bonds, and prepaid all the remaining bonds due, totaling a payment of Ch$23,382 million (historic value). The borrowings to pay this debt were obtained through short-term debt, which were paid during the last quarter of 2008.
1 Due to the sale of the Wire and Cable unit in 3Q08 the operational and non-operational effects of this business unit were consolidated until September 2008, so the reader must consider this effect if figures between 2007 and 2008 are compared.

  Highlights of the Income Statement (Exhibit 1 and 2)

Net Income

Net income for 4Q08 reached Ch$8,306 million higher than the Ch$2,355 million totaled the year before. The larger result is due to a profit in non-operating result (Ch$27,121 million), explained by higher profits from price-level restatement and exchange differences, and increased other non-operating income. Nevertheless, the mentioned gain was offset by; a reduction in operating income (Ch$5,973 million) driven by the lack of the Wire & Cable unit and the lower results from the Brass Mills unit; and higher charges related to income tax, minority interest and other charges (Ch$15,197 million).

Revenues

Revenues in 4Q08 were Ch$59,757 million, a 60.7% lower than the same quarter of 2007. The reduction in consolidated revenues is principally explained by the no-consolidation of the Wire & Cable unit (due to it was sold in 3Q08) and the lower demand observed by the Brass Mills unit. These effects were offset by the higher sales of the Flexible Packaging unit, in terms of volumes and selling prices. Volumes for the Brass Mills unit showed a reduction of 1,388 tonnes, partially offset by the higher sales of 155 tonnes of the Profiles unit.

Gross Income

Gross income in 4Q08 was Ch$5,528 million, 64.5% lower than the Ch$15,583 million reported in 4Q07 as a result of a 60.7% decrease in revenues and a 60.3% decrease in cost of sales. The reduction in gross income is explained by the absence of the Wire & Cable unit, and the lower results achieved by the Brass Mills and Profiles units due to the lower demand of it products during 4Q08 and higher unit costs. Those effects were counterbalance by the results of the Flexible Packaging unit. As a percentage of sales, the margin ratio varied from 10.2% to 9.3%.

Operating Income

Operating income for 4Q08 amounted to a loss of Ch$1,249 million, from a gain of Ch$4,724 million obtained in the same period the year before. The reduction of the operational income is justified by the lack of the Wire & Cable unit and the decreased operational income obtained by the Brass Mills unit, these effects were offset by the higher gains obtained by the Flexible Packaging unit.

Non-Operating Result

The Company’s non-operating result for 4Q08 amounted to Ch$20,989 million, Ch$27,121 million higher than the loss of Ch$6,621 million reported in 4Q07. This was attributable to an increment in price-level restatement and exchange differences of Ch$13,782 million and higher other non-operating income of Ch$8,645 million (net from expenses). The gain in exchange differences derived from the valuation of the U.S. dollar against the Chilean peso, and the balance between assets and liabilities held by the Company in U.S. dollars during 4Q08.

Income Tax

During 4Q08, income tax amounted to Ch$10,371 million, compared to the positive balance of Ch$4,492 million in the same period of the year before, as a result of the higher valuation of foreign investments, higher non operational result, offset by a reduced operational income.

Minority Interest

While in 4Q07 the Company’s minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indalum and Decker) amounted to Ch$674 million, in 4Q08 totalized Ch$1,045 million mainly as result of higher profits obtained mainly by Alusa during the period.

  Analysis by Business Unit (Exhibits 3 to 6)
Wire and Cable

The balances that appear on the Wire & Cable unit are explained by how figures are prepared to be presented, i.e. the historical balances accrued as of September 2008 by this former unit of the Company, have the same value as those recorded in December 2008; but for purposes of presentation, the balances of September were adjusted according the variation of the Chilean CPI index, so when the adjusted figures are contrasted with the recorded figures of December, there is a difference between them, that generates the balance mentioned above.

Brass Mills

Revenues in 4Q08 reached to Ch$15,587 million, 35.1% lower than the Ch$24,035 million reported in 4Q07. This was due to a drop of volumes sold and to lower selling prices due to the fell of the price of the copper in the 4Q08.

Cost of sales showed a reduction of 20.7% as a result of the lesser volume sales. Nonetheless, as percentage of sales the ratio increased from 93.8% to 114.8% as result of the sale of products below its costs due to the abrupt decline in the price of copper in the last quarter of the year. This negative gap is explained because selling prices are usually set at the LME price and costs are estimated using the weighted average cost method that conform to LME price with a lag. These losses were partially offset by hedges taken by the Company.

Gross income decreased by Ch$3,782 million in 4Q08 from a positive balance of Ch$1,482 million in 4Q07, this reduction is explained principally by higher costs of products sold, as was explained before.

Selling, general and administrative expenses rose by 79.2%, from Ch$1,661 million to Ch$2,976 million, explained by increased salaries (due to CPI adjustments) and more marketing and commercial activity.

Operating income totaled a loss of Ch$5,276 million in 4Q08 compare to the loss of Ch$179 million of 4Q07, due to lower gross income and higher selling, general and administrative expenses. Nevertheless, this effect was partially balanced by the reduction of labor intensive and low volume products.

Flexible Packaging

Revenues rose by 83.0%, from Ch$22,793 million in 4Q07 to Ch$41,706 million in 4Q08 as result of higher volumes sold and higher selling prices. Volume sales increased by 11.2% (or 1,101 tonnes) in 4Q08, explained by a growth of volume sales of Peru (1,305 tonnes), balanced by reduced sales in Chile and Argentina.

Compared to 4Q07 cost of sales rose by 79.3% in 4Q08, from Ch$19,185 million to Ch$34,398 million. The higher cost of sales is explained by higher sales of the period and higher costs of raw materials. As a percentage of sales, the ratio of cost varied from 84.2% to 82.5%.

Gross income grew by 102.5% from Ch$3,608 million in 4Q07 to Ch$7,308 million in 4Q08, mainly due to the good performance of the Peruvian subsidiary (in terms of gross margin and gross income), followed by the results of the Chilean and Argentinean subsidiaries. In the case of Peru, the increased margins are explained by higher sales and to the replacement of lower margin products by high added value products.

Selling, general and administrative expenses amounted to Ch$2,343 million in 4Q08 an increment of 70.8% in contrast with the Ch$1,372 million of 4Q07. As a percentage of sales, SG&A dropped from 6.0% to 5.6% in 4Q08. In addition, the growth of expenses is explained by higher salaries, marketing activity and other general expenses.

Operating income in 4Q08 was Ch$4,965 million compared to Ch$2,236 million in 4Q07, attributable to the good performance of the Peruvian subsidiary (amounting 89.3% of the total business unit’s variation) chased by the Argentinean and Chilean divisions.

Profiles

Revenues in 4Q08 reached to Ch$8,958 million, 4.9% higher than the Ch$8,543 million reported in 4Q07. This was due to increased volumes sold (155 tonnes or 6.5%) in spite of a reduction of 1.5% in selling prices.

Cost of sales increased by 10.3%, from Ch$6,835 million in 4Q07 to Ch$7,539 million in 4Q08. As percentage of sales, the unit’s costs rise from 80.0% to 84.2%, explained by higher unit costs (lower production of profiles replaced by imports), and to a lesser extent by the addition of the new PVC profiles plant.

Gross income in 4Q08 declined by 16.9% compared to Ch$1,708 million reached in 4Q07, as result of higher costs of sales for the period in comparison with 2007, mitigated by higher volumes of profiles sold.

Selling, general and administrative expenses decreased 9.6%, from Ch$1,744 million to Ch$1,577 million in 4Q08, attributable to lower expenses (consultant fees, travel expenses, etc.), offset by higher marketing and commercial activity of the Company in order to enhance its commercial network by the incorporation of new branches across Chile and the sales of its new PVC division.

Operating income for 4Q08 totaled a loss of Ch$158 million, lower than the loss of Ch$36 million reported in 4Q07, due to the reduced gross income, offset by lower selling, general and administrative expenses.

  Balance Sheet Analysis (Exhibit 7)
Assets

The Company’s assets as of December 31, 2008 amounted to Ch$551,642 million, an increase over the Ch$530,449 million reported as of December 31, 2007.

Current Assets
Amounted to Ch$302,631 million, 2.4% lower than the Ch$309,953 million of December 2007, explained by lower inventories (Ch$91,927 million), accounts receivable (Ch$59,820 million), and recoverable taxes (Ch$10,599 million). This effects were balanced by higher time deposits (Ch$132,003 million) and other current assets (Ch$36,977 million).The increase in time deposits derived from the payment received from Nexans due to the sale of the Wire & Cable unit of the Company. Furthermore, the observed declines in inventories, accounts receivable and taxes are explained by the transfer of the Wire & Cable subsidiaries.

Fixed Assets
Amounted to Ch$115,535 million, a reduction of 36.5% compared to 4Q07, explained by the sale of the Company’s Wire & Cable unit. Lower balances in machinery and equipment, buildings and land, were offset by the reduction in depreciation charge for the period. In addition, this reduction was partially offset by the Company’s investments between 4Q07 and 4Q08.

Other Assets
Recorded Ch$133,476 million compared to the Ch$38,689 million of 4Q07, due to the addition of the shares of Nexans, partially offset by reductions in goodwill and other assets, balances related to the subsidiaries sold to Nexans.

Liabilities

Total liabilities as of December 31, 2008 amounted to Ch$110,912 million a reduction of 49.2% compared to December 2007.

Bank Debt
As of December 31, 2008, amounted to Ch$49,627 million, representing a reduction of 48.8% (or Ch$47,317 million) in comparison to 2007, due to the payment of the loans related to the former Wire & Cable unit, the scheduled payments of the other business units of the Company (corporate syndicated loan, and Profiles and Flexible Packaging units) and to the lower needs to finance working capital.

Bonds
In early June 2008 the Company paid the schedule bonds and prepaid all the remaining bonds due, totaling Ch$23,636 million. The funds to pay this debt were obtained through short-term borrowings, which were paid in early 4Q08.

Shareholders’ Equity

As of December 31, 2008 shareholders’ equity amounted Ch$415,179 million, which represent an increase of 44.5% compared to 2007.

Paid Capital
As in December 2007, paid capital in December 2008 totalized Ch$255,184 million.

Share Premium
The share premium, as in the case of paid capital, presented no differences if the amounts of 2008 and 2007 are compared ($ 46,888 million).

Other Reserves (Reserves)
Increased by Ch$30,615 million from a loss of Ch$19,765 million in 4Q07, mainly due to the reduction of balances related to cable subsidiaries that were sold the third quarter of 2008 (approximately Ch$24,808 million) and the effect of the appreciation of foreign investments (implementation of the Chilean accounting bulletin N°64 or BT64).

Retained Earnings / (Accumulated Losses)
Retained earnings for the period totalized Ch$102,256 million higher than the Ch$5,072 million posted in 4Q07 experiencing an increase of Ch$97,184 million. The balance for 2008 was driven by the extraordinary net income obtained from the sale of the Wire & Cable unit, and to a lesser extent by the profits of 2008 (ordinary net income) and the balance of retained earnings.

For further information contact:
Jose Luis Valdes
Investor Relations

Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation to changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Fourth Quarter)

	million of Ch$			million of US$ (1)
	4Q07	4Q08	% Variation	4Q07	4Q08	% Variation

Revenues	152,125	59,757	-60.7%	306.2	93.9	-69.3%
COGS	(136,542)	(54,229)	-60.3%	(274.8)	(85.2)	-69.0%
Gross Income	15,583	5,528	-64.5%	31.4	8.7	-72.3%
SG&A	(10,859)	(6,777)	-37.6%	(21.9)	(10.6)	-51.3%
Operating Income	4,724	(1,249)	-126.4%	9.5	(2.0)	-120.6%

Financial income	588	2,836	382.5%	1.2	4.5	276.7%
Equity in earning (losses) of related companies	(73)	0	-100.0%	(0,1)	0.0	-100.0%
Other non-operating income	218	10,178	4566.9%	0.4	16.0	3543.5%
Financial expenses	(3,742)	(1,667)	-55.5%	(7.5)	(2.6)	-65.2%
Positive goodwill amortization	(387)	(89)	-76.9%	(0.8)	(0.1)	-82.0%
Other non-operating expenses	(303)	(1,618)	434.3%	(0.6)	(2.5)	317.2%
Price-level restatement	(2,522)	11,259	-546.4%	(5.1)	17.7	-448.5%
Non-Operating Results	(6,221)	20,899	-435.9%	(12.5)	32.8	-362.3%

Income (Loss) before income taxes	(1,497)	19,650	-1412.6%	(3.0)	30.9	-1124.8%
Income tax	4,492	(10,371)	-330.9%	9.0	(16.3)	-280.3%
Minority interest	(674)	(1,045)	55.0%	(1.4)	(1.6)	21.0%
Negative goodwill amortization	34	72	109.9%	0.1	0.1	63.8%
Net Income (Loss)	2,355	8,306	252.7%	4.7	13.1	175.3%

Gross Margin	10.2%	9.3%	-	10.2%	9.3%	-
SG&A / Sales	7.1%	11.3%	-	7.1%	11.3%	-
Operating Margin	3.1%	-2.1%	-	3.1%	-2.1%	-

1 Exchange rate on December 31 2008 US$1.00 = 636.45
1 Exchange rate on December 31 2007 US$1.00 = 496.89

Exhibit 2: Consolidated Income Statement
(YTD December)

	million of Ch$			million of US$ (1)
	YTD Dec 07	YTD Dec 08	% Variation	YTD Dec 07	YTD Dec 08	% Variation

Revenues	695,883	692,958	-0.4%	1,400.5	1,088.8	-22.3%
COGS	(614,304)	(612,810)	-0.2%	(1,236.3)	(962.9)	-22.1%
Gross Income	81,579	80,148	-1.8%	164.2	125.9	-23.3%
SG&A	(37,894)	(40,134)	5.9%	(76.3)	(63.1)	-17.3%
Operating Income	43,685	40,014	-8.4%	87.9	62.9	-28.5%

Financial income	2,571	5,093	98.1%	5.2	8.0	54.7%
Equity in earning (losses) of related companies	(61)	(1)	-99.1%	(0,1)	(0.0)	-99.3%
Other non-operating income	890	161,585	18052.3%	1.8	253.9	14071.9%
Financial expenses	(13,980)	(16,460)	17.7%	(28.1)	(25.9)	-8.1%
Positive goodwill amortization	(1,823)	(16,855)	824.7%	(3.7)	(26.5)	622.0%
Other non-operating expenses	(2,152)	(30,244)	1305.4%	(4.3)	(47.5)	997.2%
Price-level restatement	(3,044)	(2,769)	-9.1%	(6.1)	(4.4)	-29.0%
Non-Operating Results	(17,599)	100,350	-670.2%	(35.4)	157.7	-545.2%

Income (Loss) before income taxes	26,086	140,364	438.1%	52.5	220.5	320.1%
Income tax	(1,171)	(39,709)	3290.3%	(2.4)	(62.4)	2546.9%
Minority interest	(3,602)	(3,684)	2.3%	(7.2)	(5.8)	-20.2%
Negative goodwill amortization	97	212	118.4%	0.2	0.3	70.5%
Net Income (Loss)	21,410	97,184	353.9%	43.1	152.7	254.4%

Gross Margin	11.7%	11.6%	-	11.7%	11.6%	-
SG&A / Sales	5.4%	5.8%	-	5.4%	5.8%	-
Operating Margin	6.3%	5.8%	-	6.3%	5.8%	-

1 Exchange rate on December 31 2008 US$1.00 = 636.45
1 Exchange rate on December 31 2007 US$1.00 = 496.89

Exhibit 3: EBITDA by Business Unit
(Fourth Quarter)

4Q07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	16,952	79,802	24,035	22,793	8,543	152,125
COGS	(16,984)	(70,985)	(22,553)	(19,185)	(6,835)	(136,542)
Gross Income	(32)	8,817	1,482	3,608	1,708	15,583
SG&A	0	(6,082)	(1,661)	(1,372)	(1,744)	(10,859)
Operating Income	(32)	2,735	(179)	2,236	(36)	4,724
EBITDA	9	4,424	501	3,496	354	8,784

Gross Margin	-0.2%	11.0%	6.2%	15.8%	20.0%	10.2%
SG&A / Sales	0.0%	7.6%	6.9%	6.0%	20.4%	7.1%
EBITDA Margin	0.1%	5.5%	2.1%	15.3%	4.1%	5.8%

Segment Contribution
% Revenues	11.1%	52.5%	15.8%	15.0%	5.6%	100.0%
% EBITDA	0.1%	50.4%	5.7%	39.8%	4.0%	100.0%

4Q08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	(970)	(5,524)	15,587	41,706	8,958	59,757
COGS	895	4,700	(17,887)	(34,398)	(7,539)	(54,229)
Gross Income	(75)	(824)	(2,300)	7,308	1,419	5,528
SG&A	0	119	(2,976)	(2,343)	(1,577)	(6,777)
Operating Income	(75)	(705)	(5,276)	4,965	(158)	(1,249)
EBITDA	(77)	(778)	(4,595)	6,885	290	1,725

Gross Margin	7.7%	14.9%	-14.8%	17.5%	15.8%	9.3%
SG&A / Sales	0.0%	2.2%	19.1%	5.6%	17.6%	11.3%
EBITDA Margin	7.9%	14.1%	-29.5%	16.5%	3.2%	2.9%

Segment Contribution
% Revenues	-1.6%	-9.2%	26.1%	69.8%	15.0%	100.0%
% EBITDA	-4.5%	-45.1%	-266.4%	399.1%	16.8%	100.0%

2008 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-105.7%	-106.9%	-35.1%	83.0%	4.9%	-60.7%
COGS	-105.3%	-106.6%	-20.7%	79.3%	10.3%	-60.3%
Gross Income	134.4%	-109.3%	-255.2%	102.5%	-16.9%	-64.5%
SG&A	N/A	-102.0%	79.2%	70.8%	-9.6%	-37.6%
Operating Income	134.4%	-125.8%	2847.5%	122.0%	338.9%	-126.4%
EBITDA	-955.6%	-117.6%	-1017.2%	96.9%	-18.1%	-80.4%

Exhibit 4: EBITDA by Business Unit
(YTD December)

YTD Dec 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	77,975	370,530	112,201	96,920	38,257	695,883
COGS	(76,988)	(317,230)	(107,818)	(81,738)	(30,530)	(614,304)
Gross Income	987	53,300	4,383	15,182	7,727	81,579
SG&A	0	(21,027)	(5,864)	(5,618)	(5,385)	(37,894)
Operating Income	987	32,273	(1,481)	9,564	2,342	43,685
EBITDA	1,142	40,006	1,230	14,745	3,752	60,875

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	11.2%	53.2%	16.1%	13.9%	5.5%	100.0%
% EBITDA	1.9%	65.7%	2.0%	24.2%	6.2%	100.0%

YTD Dec 08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	95,248	341,708	88,907	130,445	36,650	692,958
COGS	(94,567)	(291,895)	(87,633)	(108,410)	(30,305)	(612,810)
Gross Income	681	49,813	1,274	22,035	6,345	80,148
SG&A	0	(19,943)	(7,557)	(7,207)	(5,427)	(40,134)
Operating Income	681	29,870	(6,283)	14,828	918	40,014
EBITDA	745	34,383	(3,944)	20,773	2,642	54,599

Gross Margin	1.7%	15.3%	3.3%	15.6%	20.3%	12.1%
SG&A / Sales	0.0%	5.1%	4.8%	5.7%	12.3%	5.0%
EBITDA Margin	1.9%	12.2%	0.8%	15.2%	11.4%	9.6%

Segment Contribution
% Revenues	13.7%	49.3%	12.8%	18.8%	5.3%	100.0%
% EBITDA	1.4%	63.0%	-7.2%	38.0%	4.8%	100.0%

2008 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	22.2%	-7.8%	-20.8%	34.6%	-4.2%	-0.4%
COGS	22.8%	-8.0%	-18.7%	32.6%	-0.7%	-0.2%
Gross Income	-31.0%	-6.5%	-70.9%	45.1%	-17.9%	-1.8%
SG&A	0.0%	-5.2%	28.9%	28.3%	0.8%	5.9%
Operating Income	-31.0%	-7.4%	324.2%	55.0%	-60.8%	-8.4%
EBITDA	-34.8%	-14.1%	-420.7%	40.9%	-29.6%	-10.3%

Exhibit 5: EBITDA by Business Unit and Country
(Fourth Quarter)

				4Q07								4Q08
				(million of Ch$)								(million of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	1,893	2,700					0	4,593	0	0					0	0
Tons (Intercompany)	4,973	0					(4,973)	0	0	0					0	0
Tons (Total)	6,866	2,700					(4,973)	4,593	0	0					0	0

Revenues (Third parties)	7,705	9,247					0	16,952	(309)	(661)					0	(970)
Revenues (Intercompany)	20,878	0					(20,878)	0	(244)	0					244	0
Total revenues	28,583	9,247					(20,878)	16,952	(553)	(661)					244	(970)
COGS	(28,384)	(9,468)					20,868	(16,984)	494	650					(5)	895
Gross Income	199	(221)					(10)	(32)	(59)	(11)					(5)	(75)
SG&A	0	0					0	0	0	0					0	0
Operating Income	199	(221)					(10)	(32)	(59)	(11)					(5)	(75)
EBITDA	242	(221)					(12)	9	(60)	(11)					(6)	(77)

Gross Margin	0.7%	-2.4%	-	-	-		-	-0.2%	10.7%	1.7%	-	-	-	-	-	7.7%
EBITDA Margin	0.8%	-2.4%	-	-	-		-	0.1%	10.8%	1.7%	-	-	-	-	-	7.9%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	1,869	7,486	0	1,651	3,836	1,019	0	15,861	0	0	0	0	0	0	0	0
Tons (Intercompany)	144	230	0	337	137	0	(848)	0	0	0	0	0	0	0	0	0
Tons (Total)	2,013	7,716	0	1,988	3,973	1,019	(848)	15,861	0	0	0	0	0	0	0	0
Kms.	0	0	808	0	0	0	0	808	0	0	0	0	0	0	0	0

Revenues (Third parties)	12,536	34,978	374	5,168	20,861	5,885	0	79,802	(237)	(3,028)	(34)	(264)	(1,574)	(387)	0	(5,524)
Revenues (Intercompany)	1,303	741	0	562	480	0	(3,086)	0	(127)	(53)	0	(39)	(41)	0	260	0
Total revenues	13,839	35,719	374	5,730	21,341	5,885	(3,086)	79,802	(364)	(3,081)	(34)	(303)	(1,615)	(387)	260	(5,524)
COGS	(11,821)	(33,777)	(335)	(5,051)	(18,135)	(5,066)	3,200	(70,985)	281	2,711	33	255	1,359	334	(273)	4,700
Gross Income	2,018	1,942	39	679	3,206	819	114	8,817	(83)	(370)	(1)	(48)	(256)	(53)	(13)	(824)
SG&A	(694)	(3,279)	(208)	(200)	(837)	(297)	(567)	(6,082)	38	186	(220)	15	65	24	11	119
Operating Income	1,324	(1,337)	(169)	479	2,369	522	(453)	2,735	(45)	(184)	(221)	(33)	(191)	(29)	(2)	(705)
EBITDA	1,697	(378)	(127)	552	2,589	597	(506)	4,424	(64)	(227)	(224)	(39)	(206)	(33)	15	(778)

Gross Margin	14.6%	5.4%	10.4%	11.8%	15.0%		-	11.0%	22.8%	12.0%	2.9%	15.8%	15.9%	13.7%	-	14.9%
EBITDA Margin	12.3%	-1.1%	-34.0%	9.6%	12.1%		-	5.5%	17.6%	7.4%	658.8%	12.9%	12.8%	8.5%	-	14.1%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	3,729	436	569				0	4,734	2,874	116	356				0	3,346
Tons (Intercompany)	578	0	17				(595)	0	251	0	0				(251)	0
Tons (Total)	4,307	436	586				(595)	4,734	3,125	116	356				(251)	3,346

Revenues (Third parties)	18,395	3,120	2,520				0	24,035	9,977	2,405	3,205				0	15,587
Revenues (Intercompany)	3,868	0	73				(3,941)	0	1,534	12	62				(1,608)	0
Total revenues	22,263	3,120	2,593				(3,941)	24,035	11,511	2,417	3,267				(1,608)	15,587
COGS	(21,692)	(2,497)	(2,366)				4,002	(22,553)	(13,481)	(1,813)	(4,190)				1,597	(17,887)
Gross Income	571	623	227				61	1,482	(1,970)	604	(923)				(11)	(2,300)
SG&A	(1,083)	(146)	(174)				(258)	(1,661)	(1,211)	(881)	(608)				(276)	(2,976)
Operating Income	(512)	477	53				(197)	(179)	(3,181)	(277)	(1,531)				(287)	(5,276)
EBITDA	75	558	118				(250)	501	(2,758)	(210)	(1,325)				(302)	(4,595)

Gross Margin	2.6%	20.0%	8.8%	-	-		-	6.2%	-17.1%	25.0%	-28.3%	-	-	-	-	-14.8%
EBITDA Margin	0.3%	17.9%	4.6%	-	-		-	2.1%	-24.0%	-8.7%	-40.6%	-	-	-	-	-29.5%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	2,953	1,577	5,320				(43)	9,807	2,876	1,546	6,625				(139)	10,908
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	2,953	1,577	5,320				(43)	9,807	2,876	1,546	6,625				(139)	10,908

Revenues (Third parties)	9,797	4,028	9,094				(126)	22,793	10,253	8,567	23,289				(403)	41,706
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	9,797	4,028	9,094				(126)	22,793	10,253	8,567	23,289				(403)	41,706
COGS	(8,264)	(3,390)	(7,777)				246	(19,185)	(8,544)	(7,579)	(18,744)				469	(34,398)
Gross Income	1,533	638	1,317				120	3,608	1,709	988	4,545				66	7,308
SG&A	(508)	(226)	(541)				(97)	(1,372)	(591)	(340)	(1,030)				(382)	(2,343)
Operating Income	1,025	412	776				23	2,236	1,118	648	3,515				(316)	4,965
EBITDA	1,576	640	1,256				24	3,496	1,736	1,070	4,397				(318)	6,885

Gross Margin	15.6%	15.8%	14.5%	-	-		-	15.8%	16.7%	11.5%	19.5%	-	-	-	-	17.5%
EBITDA Margin	16.1%	15.9%	13.8%	-	-		-	15.3%	16.9%	12.5%	18.9%	-	-	-	-	16.5%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	2,398							2,398	2,553							2,553
Tons (Intercompany)	0							0	0							0
Tons (Total)	2,398							2,398	2,553							2,553

Revenues (Third parties)	8,543							8,543	8,958							8,958
Revenues (Intercompany)	0							0	0							0
Total revenues	8,543							8,543	8,958							8,958
COGS	(6,835)							(6,835)	(7,539)							(7,539)
Gross Income	1,708							1,708	1,419							1,419
SG&A	(1,744)							(1,744)	(1,577)							(1,577)
Operating Income	(36)							(36)	(158)							(158)
EBITDA	354							354	290							290

Gross Margin	20.0%	-	-	-	-		-	20.0%	15.8%	-	-	-	-	-	-	15.8%
EBITDA Margin	4.1%	-	-	-	-		-	4.1%	3.2%	-	-	-	-	-	-	3.2%

Exhibit 6: EBITDA by Business Unit and Country
(YTD December)

				YTD Dec 07								YTD Dec 08
				(million of Ch$)								(million of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	8,827	10,136					0	18,963	13,841	8,064					0	21,905
Tons (Intercompany)	15,827	0					(15,827)	0	3,256	0					(3,256)	0
Tons (Total)	24,654	10,136					(15,827)	18,963	17,097	8,064					(3,256)	21,905

Revenues (Third parties)	37,682	40,293					0	77,975	58,525	36,723					0	95,248
Revenues (Intercompany)	70,778	0					(70,778)	0	13,465	0					(13,465)	0
Total revenues	108,460	40,293					(70,778)	77,975	71,990	36,723					(13,465)	95,248
COGS	(107,942)	(39,971)					70,925	(76,988)	(72,309)	(36,110)					387	(94,567)
Gross Income	518	322					147	987	(319)	613					387	681
SG&A	0	0					0	0	0	0					0	0
Operating Income	518	322					147	987	(319)	613					387	681
EBITDA	686	322					134	1,142	(255)	613					387	745

Gross Margin	0.5%	0.8%	-	-	-		-	1.3%	-0.4%	1.7%	-	-	-	-	-	0.7%
EBITDA Margin	0.6%	0.8%	-	-	-		-	1.5%	-0.4%	1.7%	-	-	-	-	-	0.8%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	8,425	34,100	0	7,583	14,823	4,031	0	68,962	6,742	31,376	0	3,041	12,908	3,026	0	57,093
Tons (Intercompany)	284	1,134	0	1,687	741	0	(3,846)	0	767	650	0	860	419	0	(2,696)	0
Tons (Total)	8,709	35,234	0	9,270	15,564	4,031	(3,846)	68,962	7,509	32,026	0	3,901	13,327	3,026	(2,696)	57,093
Kms.	0	0	3,533	0	0	0	0	3,533	0	0	2,256	0	0	0	0	2,256
								#N/A
Revenues (Third parties)	56,237	173,083	2,559	22,954	91,532	24,165	0	370,530	47,978	168,241	1,887	14,680	87,444	21,478	0	341,708
Revenues (Intercompany)	3,181	4,054	0	3,862	3,293	0	(14,390)	0	7,581	2,938	0	2,145	2,264	0	(14,928)	0
Total revenues	59,418	177,137	2,559	26,816	94,825	24,165	(14,390)	370,530	55,559	171,179	1,887	16,825	89,708	21,478	(14,928)	341,708
COGS	(50,931)	(154,832)	(2,593)	(23,160)	(79,732)	(20,096)	14,114	(317,230)	(46,233)	(150,619)	(1,810)	(14,139)	(75,526)	(18,566)	14,998	(291,895)
Gross Income	8,487	22,305	(34)	3,656	15,093	4,069	(276)	53,300	9,326	20,560	77	2,686	14,182	2,912	70	49,813
SG&A	(2,615)	(10,944)	(402)	(1,037)	(3,150)	(1,155)	(1,724)	(21,027)	(2,833)	(10,332)	(356)	(852)	(3,612)	(1,355)	(603)	(19,943)
Operating Income	5,872	11,361	(436)	2,619	11,943	2,914	(2,000)	32,273	6,493	10,228	(279)	1,834	10,570	1,557	(533)	29,870
EBITDA	7,432	15,961	(249)	2,930	12,885	3,205	(2,158)	40,006	7,147	12,596	(136)	2,168	11,421	1,837	(650)	34,383

Gross Margin	14.3%	12.6%	-1.3%	13.6%	15.9%	16.8%	-	14.4%	16.8%	12.0%	4.1%	16.0%	15.8%	13.6%	-	14.6%
EBITDA Margin	12.5%	9.0%	-9.7%	10.9%	13.6%	13.3%	-	10.8%	12.9%	7.4%	-7.2%	12.9%	12.7%	8.6%	-	10.1%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	18,437	1,320	2,074				0	21,831	15,328	300	1,882				0	17,510
Tons (Intercompany)	1,507	0	45				(1,552)	0	1,881	0	0				(1,881)	0
Tons (Total)	19,944	1,320	2,119				(1,552)	21,831	17,209	300	1,882				(1,881)	17,510

Revenues (Third parties)	91,290	10,624	10,287				0	112,201	67,801	7,177	13,929				0	88,907
Revenues (Intercompany)	15,769	376	160				(16,305)	0	19,829	1,135	303				(21,267)	0
Total revenues	107,059	11,000	10,447				(16,305)	112,201	87,630	8,312	14,232				(21,267)	88,907
COGS	(104,438)	(10,103)	(9,579)				16,302	(107,818)	(87,351)	(7,018)	(14,539)				21,275	(87,633)
Gross Income	2,621	897	868				(3)	4,383	279	1,294	(307)				8	1,274
SG&A	(4,031)	(490)	(771)				(572)	(5,864)	(4,302)	(1,196)	(1,379)				(680)	(7,557)
Operating Income	(1,410)	407	97				(575)	(1,481)	(4,023)	98	(1,686)				(672)	(6,283)
EBITDA	764	725	435				(694)	1,230	(2,289)	394	(1,264)				(785)	(3,944)

Gross Margin	2.4%	8.2%	8.3%	-	-		-	3.9%	0.3%	15.6%	-2.2%	-	-	-	-	1.4%
EBITDA Margin	0.7%	6.6%	4.2%	-	-		-	1.1%	-2.6%	4.7%	-8.9%	-	-	-	-	-4.4%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	11,208	5,629	24,232				(2,810)	38,259	12,843	7,332	24,487				(973)	43,689
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	11,208	5,629	24,232				(2,810)	38,259	12,843	7,332	24,487				(973)	43,689

Revenues (Third parties)	38,509	16,114	46,314				(4,017)	96,920	41,508	27,409	63,470				(1,942)	130,445
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	38,509	16,114	46,314				(4,017)	96,920	41,508	27,409	63,470				(1,942)	130,445
COGS	(32,049)	(14,385)	(39,067)				3,763	(81,738)	(34,768)	(23,744)	(51,836)				1,938	(108,410)
Gross Income	6,460	1,729	7,247				(254)	15,182	6,740	3,665	11,634				(4)	22,035
SG&A	(2,136)	(833)	(2,365)				(284)	(5,618)	(2,428)	(1,256)	(2,906)				(617)	(7,207)
Operating Income	4,324	896	4,882				(538)	9,564	4,312	2,409	8,728				(621)	14,828
EBITDA	6,413	1,857	7,012				(537)	14,745	6,567	3,631	11,192				(617)	20,773

Gross Margin	16.8%	10.7%	15.6%	-	-	-	-	15.7%	16.2%	13.4%	18.3%	-	-	-	-	16.9%
EBITDA Margin	16.7%	11.5%	15.1%	-	-	-	-	15.2%	15.8%	13.2%	17.6%	-	-	-	-	15.9%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	10,354							10,354	10,851							10,851
Tons (Intercompany)	0							0	0							0
Tons (Total)	10,354							10,354	10,851							10,851

Revenues (Third parties)	38,257							38,257	36,650							36,650
Revenues (Intercompany)	0							0	0							0
Total revenues	38,257							38,257	36,650							36,650
COGS	(30,530)							(30,530)	(30,305)							(30,305)
Gross Income	7,727							7,727	6,345							6,345
SG&A	(5,385)							(5,385)	(5,427)							(5,427)
Operating Income	2,342							2,342	918							918
EBITDA	3,752							3,752	2,642							2,642

Gross Margin	20.2%	-	-	-	-		-	20.2%	17.3%	-	-	-	-	-	-	17.3%
EBITDA Margin	9.8%	-	-	-	-		-	9.8%	7.2%	-	-	-	-	-	-	7.2%

Exhibit 7: Consolidated Balance Sheet

	million of Ch$		million of US$ (1)
	YTD Dec 07	YTD Dec 08	YTD Dec 07	YTD Dec 08

Cash	11,337	10,422	22.8	16.4
Time deposits and marketable securities	859	132,070	1.7	207.5
Accounts receivable	116,801	56,981	235.1	89.5
Accounts receivable from related companies	1,940	489	3.9	0.8
Inventories	146,884	54,957	295.6	86.4
Recoverable taxes	14,440	3,841	29.1	6.0
Prepaid expenses and other current assets	17,692	43,872	35.6	68.9
Total current assets	309,953	302,631	623.8	475.5

Property, plant and equipment (net)	181,808	115,535	365.9	181.5

Investments	7,180	124,811	14.4	196.1
Goodwill (net)	15,314	(1,084)	30.8	(1.7)
Long-term receivables	268	177	0.5	0.3
Other	15,927	9,571	32.1	15.0
Total other assets	38,689	133,476	77.9	209.7

ASSETS	530,449	551,642	1,067.5	866.7

Short-term bank borrowings	38,199	20,594	76.9	32.4
Current portion of long-term bank and other debt	19,223	8,822	38.7	13.9
Current portion of bonds payable	5,534	-	11.1	-
Current portion of long-term liabilities	2,518	2,186	5.1	3.4
Dividends payable	16,390	19	33.0	0.0
Accounts payable	33,276	17,774	67.0	27.9
Notes payable	3,545	2,880	7.1	4.5
Other payables	316	315	0.6	0.5
Notes and accounts payable to related companies	670	442	1.3	0.7
Accrued expenses	13,193	8,340	26.6	13.1
Withholdings payable	3,960	1,890	8.0	3.0
Deferred income	4,932	608	9.9	1.0
Income taxes	-	12,342	-	19.4
Other current liabilities	1,418	32	2.9	0.0
Total current liabilities	143,175	76,244	288.1	119.8

Long-term bank and other debt	52,341	33,021	105.3	51.9
Bonds payable	18,103	-	36.4	-
Accrued expenses	4,889	1,646	9.8	2.6
Total long-term liabilities	75,333	34,667	151.6	54.5

Minority Interest	24,561	25,551	49.4	40.1

Common stock	255,184	255,184	513.6	400.9
Share premium	46,888	46,888	94.4	73.7
Reserves	(19,765)	10,850	(39.8)	17.0
Retained earnings	5,072	102,256	10.2	160.7
Total Shareholders' Equity	287,380	415,179	578.4	652.3

LIABILITIES AND SHAREHOLDERS' EQUITY	530,449	551,642	1,067.5	866.7

1 Exchange rate on December 31 2008 US$1.00 = 636.45
1 Exchange rate on December 31 2007 US$1.00 = 496.89

Exhibit 8: Consolidated Statement of Cash Flow

	million of Ch$		million of US$ (1)
	YTD Dec 07	YTD Dec 08	YTD Dec 07	YTD Dec 08

Cash received from customers	841,965	800,286	1,694.5	1,257.4
Financial income received	4,881	4,942	9.8	7.8
Dividends and other distributions	-	-	-	-
Other incomes	11,103	24,853	22.3	39.0
Payments to suppliers and employees	(812,396)	(747,165)	(1,635.0)	(1,174.0)
Interests paid	(12,580)	(10,130)	(25.3)	(15.9)
Income taxes paid	(7,186)	(9,076)	(14.5)	(14.3)
Other expenses	(5,985)	(3,796)	(12.0)	(6.0)
Added Value Tax and others	(3,316)	(5,886)	(6.7)	(9.2)
Net cash flow from operating activities	16,487	54,028	33.2	84.9

Sale of Property, Plant and Equipment	1,018	141	2.0	0.2
Sale of permanent investments	0	192,630	0.0	302.7
Sale of other investments	-	-	-	-
Other proceeds from investments	4,486	-	9.0	-
Acquisition of fixed assets	(20,394)	(24,856)	(41.0)	(39.1)
Permanent investments	(10,703)	(4,075)	(21.5)	(6.4)
Other disbursements	(29)	(29,994)	(0.1)	(47.1)
Net cash flow used in investing activities	(25,622)	133,845	(51.6)	210.3

Issuance of shares	7,041	1,978	14.2	3.1
Loans obtained	244,073	234,957	491.2	369.2
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(738)	(17,977)	(1.5)	(28.2)
Capital distributions	(5,532)	-	(11.1)	-
Repayments of bank borrowings	(238,543)	(255,097)	(480.1)	(400.8)
Repayments of bonds	(5,275)	(23,382)	(10.6)	(36.7)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	-	-	-
Others	-	-	-	-
Net cash flow provided by financing activities	1,026	(59,521)	2.1	(93.5)

Net Cash Flow for the Period	(8,109)	128,352	(16.3)	201.7

Effect of price-level restatements on cash and cash equivalents	(216)	14,015	(0.4)	22.0

Net increase in cash and cash equivalents	(8,325)	142,367	(16.8)	223.7

Cash and cash equivalents at the beginning of year	20,521	12,195	41.3	19.2

Cash and cash equivalents at end of the period	12,195	154,563	24.5	242.9

1 Exchange rate on December 31 2008 US$1.00 = 636.45
1 Exchange rate on December 31 2007 US$1.00 = 496.89